Exhibit 99.1

Country Style Cooking Restaurant Chain Announces Change in Directors

CHONGQING, China, July 1, 2013 -- Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) ("Country Style Cooking" or the "Company"), a fast-growing quick service restaurant chain in China, today announced the appointment of Mr. Jin (Winston) Li as an independent director of the Company and a member of the audit committee and the corporate governance and nominating committee, effective July 1, 2013.

Mr. Jin (Winston) Li will replace Ms. May Wu, who resigned from the board of directors (the “Board”) of the Company for personal reasons, effective July 1, 2013.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “On behalf of the Board, I want to offer our thanks and appreciation to May for her valuable service over the past two and half years. At the same time, we are pleased to have Mr. Li join our Board. His corporate governance experience and comprehensive skills related to corporate operations and strategic matters will be a great asset to our Company and its shareholders.”

Mr. Jin Li has extensive experience in corporate finance, governance and management. Mr. Li has served as a director of Le Gaga Holdings Limited since 2006. From 2004 till 2010, Mr. Li was an independent director of ZTE Corporation, the largest public telecom equipment manufacturing company in China. Mr. Li began his career as an attorney in New York and then relocated to Asia in 1997. Mr. Li received his BA degree from Peking University, MS degree from the University of Michigan, and JD degree from Columbia Law School.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

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Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

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